Filed by Blue Owl Capital Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Blue Owl Capital Corporation III
Commission File No. 814-01345
File No. of Related Registration Statement: 333-281609
Your vote is very important ONLINE WWW.PROXYVOTE.COM Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form. PHONE WITHOUT A PROXY CARD Call 1-866-584-0652 Monday to Friday, 9:00 a.m to 10:00 p.m. ET to speak with a proxy specialist. WITH A PROXY CARD Call 1-800-690-6903 with a touch-tone phone to vote using an automated system. QR CODE WITH A SMARTPHONE Vote by scanning the Quick Response Code or “QR Code” on the Proxy Card/VIF enclosed. MAIL VOTE PROCESSING Mark, sign and date your ballot and return it in the postage-paid envelope provided. PROXY QUESTIONS ? Call 1-866-584-0652 Dear fellow shareholder, On August 7th, 2024, Blue Owl Capital Corporation (“OBDC” or the “Company”) announced that it entered into a definitive agreement to merge with Blue Owl Capital Corporation III (“OBDE”), with OBDC continuing as the surviving company. I, along with the rest of OBDC’s Board of Directors (the “Board of Directors”), believe the proposed merger with OBDE will create meaningful value for OBDC and its shareholders in a logical and low-risk way. I believe this transaction will: Streamline our direct lending platform; Enhance our scale through the acquisition of a high-quality, diversified portfolio offering significant investment overlap; Improve our trading liquidity profile; Increase our access to lower cost sources of debt; and Drive operational efficiencies and cost savings. In support of the proposed merger, Blue Owl Credit Advisors LLC has also agreed to pay transaction fees and expenses up to a cap of $4.25 million, assuming the merger is consummated. Your support provides OBDC with several critical benefits described in more detail on the following page. Voting today will help us reduce costs and avoid unnecessary outreach. Thank you for your continued support of OBDC. Sincerely, Craig W. Packer | Chief Executive Officer The Board of Directors unanimously recommends that OBDC shareholders vote “FOR” the proposals described in the joint prospectus / proxy statement.

The Board of Directors has unanimously approved the agreement to merge with OBDE and the new Investment Advisory Agreement. The Board of Directors unanimously recommends that OBDC shareholders vote FOR each of the Merger Stock Issuance Proposal and the Advisory Agreement Amendment Proposal described in the enclosed joint prospectus / proxy statement. Shareholders are urged to vote promptly “FOR” the proposals. Your vote is important, no matter how many shares you own. If you have additional questions about how to vote your shares or need assistance voting your shares, please call OBDC’s proxy solicitor: Broadridge at 1-866-584-0652 Transaction Rationale • Acquisition of a Known, High-Quality Portfolio of Assets – OBDC and OBDE employ the same investment strategy, and Blue Owl has been allocating the same investments to both funds since OBDE’s inception. As a result, approximately 90% of the investments in OBDE overlap with those of OBDC. The combination of two known, complementary portfolios, constructed and managed by the same centralized team, will facilitate portfolio consolidation and meaningfully mitigate potential integration risk. • Increased Scale and Diversification – The proposed merger will increase OBDC’s total investments by approximately 30%, meaningfully increasing the combined company’s scale. OBDC’s investment portfolio on a pro forma basis at fair value is expected to increase to approximately $17.7 billion across 256 portfolio companies with an average position size of 0.4% as of June 30, 2024. Diversification is also critical to risk mitigation, reducing reliance on the success of any one investment, and this proposed merger strengthens that effort. The combined company is expected to be the second largest externally managed, publicly traded BDC by total assets. • Improved Secondary Market Liquidity – The increased market capitalization following the proposed merger may result in enhanced trading liquidity and potential for greater institutional ownership. Elimination of a second diversified publicly traded BDC reduces arbitrage opportunities while streamlining Blue Owl BDCs’ organizational structure. • Well-Balanced Capital Structure and Increased Access to Long-Term, Low-Cost, Flexible Debt Capital – The increased scale of the combined company may create potential for more diverse funding sources, while consolidating existing facilities. Greater scale and structural simplification could improve cost of debt and allow for more favorable financing terms over time. The combined company may benefit from OBDC’s higher investment grade credit ratings to drive additional funding cost savings. • Accretive to Net Investment Income (“NII”) – The proposed merger is expected to be accretive to NII over time, driven by operational savings through the elimination of duplicative expenses, which both OBDC and OBDE estimate could be in excess of $5 million in the first year. Additionally, NII should benefit further from incremental yield through portfolio mix optimization and cost savings from capital structure improvements over the long-term. • Opportunity for Net Asset Value (“NAV”) Per Share Accretion – The terms of the transaction allow for potential NAV per share accretion to OBDC if shares of OBDC are trading above OBDC’s NAV per share at the time of closing. Additionally, the structure allows for OBDE shareholder consideration to be valued at a potential premium to OBDE’s NAV per share if shares of OBDC are trading above OBDC’s NAV per share at the time of closing. For additional information, please visit the Investors – News & Events – Events & Presentations tab on the OBDC website at www.blueowlcapitalcorporation.com. Please refer to the presentation titled Overview of the Proposed Merger Between OBDC and OBDE, and the full text of the proposals described in the joint prospectus / proxy statement for the special meeting.

Forward-Looking Statements
Some of the statements in this letter constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDE or the two-step merger (collectively, the “Mergers”) of OBDE with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDE and distribution projections; business prospects of OBDC and OBDE and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDE expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this letter involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDE shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the 2024 U.S. presidential election), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDE’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OBDC and OBDE and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC (the “Adviser”) to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of the Adviser to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDE’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDE have based the forward-looking statements included in this letter on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDE undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDE in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.
Additional Information and Where to Find It
In connection with the Merger, OBDC and OBDE have filed with the SEC and intend to mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OBDC has filed with the SEC a registration statement on Form N-14 (the “Registration Statement”) that includes the Joint Proxy Statement and a prospectus of OBDC. The Joint Proxy Statement and the Registration Statement contains important information about OBDC, OBDE, the Merger and related matters. This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDE ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE

DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDE, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDE, from OBDE’s website at https://www.blueowlcapitalcorporationiii.com.
Participation in the Solicitation
OBDC, its directors, certain of its executive officers and certain employees and officers of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC is set forth in the Joint Proxy Statement. OBDE, its directors, certain of its executive officers and certain employees and officers of Blue Owl Diversified Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDE is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDE shareholders in connection with the Merger is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.